UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2014

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

IMPORTANT NOTICES

Concurrently with the filing of this report, Collabrium Japan Acquisition Corporation (“Collabrium” or the “Company”) is filing proxy solicitation materials to (i) amend and restate the Company’s memorandum and articles of association (the “Charter”) to extend the date by which the Company must consummate its initial business combination from August 24, 2014 to February 24, 2015 (the “Extension Amendment”) and (ii) amend the Investment Management Trust Agreement (the “IMTA”), by and between Collabrium and Continental Stock Transfer & Trust Company entered into at the time of the Company’s initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to: (a) permit the withdrawal and distribution of an amount not to exceed an aggregate of $14,168,684.42 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares of Collabrium, no par value (the “Ordinary Shares”), comprising part of the units sold in Collabrium’s IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and (b) extend the date on which to liquidate the Trust Account in accordance with the IMTA Agreement to February 24, 2015 (the “IMTA Amendment” and, together with the Extension Amendment, the “Shareholder Proposals”).

Collabrium also intends to conduct a tender offer for the Ordinary Shares to allow shareholders the opportunity to redeem their shares if and when the Shareholder Proposals are approved. The solicitation and the offer to purchase the Ordinary Shares will be made pursuant to a tender offer statement (the “Tender Offer”) on Schedule TO and other offer documents that Collabrium will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer, which will occur promptly following the filing of this Report. Accordingly, the planned Tender Offer by Collabrium described in this Report has not yet technically commenced. The description of the planned Tender Offer contained in this Report is not an offer to buy or the solicitation of an offer to sell securities. The Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be distributed free of charge to all shareholders of Collabrium. In addition, all of these materials (and all other materials filed by Collabrium with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Shareholders of Collabrium are urged to read the proxy solicitation materials and Tender Offer documents and the other relevant materials before making any investment decision with respect to the Shareholder Proposals and the Tender Offer because such documents and materials will contain important information about the Shareholder Proposals and the Tender Offer.

This Report, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Collabrium as of the date of this Report and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Collabrium’s views as of any subsequent date and Collabrium undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•
the risk that more than 1,346,041 Ordinary Shares will be validly tendered and not properly withdrawn prior to the expiration date of the Tender Offer which would then cause the Company to withdraw the Tender Offer;

•	the risk that shareholders do not approve the Shareholder Proposals, which would then cause the Company to withdraw the Tender Offer;
•	the risk that governmental and regulatory review of the Tender Offer documents may result in the inability of Collabrium to close the Tender Offer by August 24, 2014;
•	the ability of Collabrium to effect the Shareholder Proposals or consummate a business combination;
•	the risk that a condition to consummation of the Shareholder Proposals may not be satisfied or waived;
•	the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders;
•	potential changes in the legislative and regulatory environments; and
•	potential volatility in the market price of the Ordinary Shares.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as may be required under applicable securities laws, including Rule 13e-4 under the Securities Exchange Act of 1934, as amended, Collabrium undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

Shareholder Meeting

In order to effect the Shareholder Proposals, Collabrium’s shareholders must approve certain amendments to the Charter and the IMTA. Accordingly, Collabrium will convene a shareholder meeting on August 18, 2014 to consider and vote on the Shareholder Proposals. In addition, in order to effect the Charter amendments, the Tender Offer must have been consummated. In connection with such shareholder meeting, Collabrium is mailing proxy solicitation materials seeking shareholder approval of the following proposals:

Extension Amendment

Collabrium will not be able to consummate an initial business combination by August 24, 2014, the date by which Collabrium is required by the Charter to complete its initial business combination. Accordingly, Collabrium has determined to seek shareholder approval to extend the date by which it must consummate its initial business combination from August 24, 2014 to February 24, 2015.

IMTA Amendment

The IMTA provides that, unless an initial business combination is consummated by August 24, 2014, the Trust Account would liquidate on such date. Moreover, the IMTA provides that funds may be withdrawn from the Trust Account only upon liquidation or consummation of an initial business combination. In order to implement the Extension Amendment, Collabrium is seeking to amend the IMTA to (i) permit the withdrawal and distribution of the Withdrawal Amount to those persons holding Public Shares who wish to exercise redemption rights in connection with the Shareholder Proposals and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA from August 24, 2014 to February 24, 2015.

The foregoing summary is qualified by reference to the complete text of the proxy solicitation materials, a copy of which is attached hereto as Exhibit 99.1.

Tender Offer

In connection with the Shareholder Proposals, Collabrium is providing its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, or $10.52619 per share. Accordingly, Collabrium will offer to purchase up to 1,346,041 Public Shares for a total of up to $14,168,684.42. Collabrium’s obligation to purchase Public Shares validly tendered and not withdrawn pursuant to the Tender Offer will be subject to, among other things: (i) the condition that no more than 1,346,041 of the Public Shares have been validly tendered and not withdrawn pursuant to and prior to the expiration of the Tender Offer; (ii) Collabrium having net tangible assets of no less than $5,000,001 immediately prior to the expiration of the Tender Offer, after taking into account the payment of the aggregate purchase price to the holders who have properly tendered and not withdrawn their shares in the Tender Offer and after taking into account Collabrium’s expenses and other liabilities incurred as of the time immediately prior to such expiration; and (iii) approval of the Shareholder Proposals by Collabrium’s shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 23, 2014
COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Solicitation Materials